1875 K Street N.W.

Washington, DC 20006-1238

Tel: 202 303 1000

Fax: 202 303 2000

December 16, 2021

VIA EDGAR

Ms. Deborah O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,494

Dear Ms. O’Neal,

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,494 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”), on behalf of iShares MSCI China Multisector Tech ETF (the “Fund”), a series of the Trust.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust on November 9, 2021. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1:	Please include the Fund’s completed fee table and cost example with the comment response letter filed at least one week prior to the effectiveness date of the registration statement.

Response:	The requested information has been provided.

Comment 2:

For purposes of the Fund’s policy of investing at least 80% of its assets in the component securities of its Underlying Index, please confirm that derivatives will be marked to market when calculating the value of the Fund’s assets.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

Securities and Exchange Commission

December 16, 2021

Response:	The Trust confirms that derivatives are marked to market for purposes of calculating the Fund’s assets and testing compliance with the Fund’s 80% policy.

Comment 3:

Please reorder the principal risks to prioritize the risks most likely to affect the Fund’s net asset value, yield, and total return. Thereafter, the risks may be ordered alphabetically. (Please see ADI 2019-08.)

Response:

The Trust respectfully submits that the current order of the risk factors is appropriate, and that the risk factors accurately convey the Fund’s key risks. The Trust notes that the following disclosure is included in the sections titled “Summary of Principal Risks,” “A Further Discussion of Principal Risks” and “A Further Discussion of Other Risks”: “The order of the below risk factors does not indicate the significance of any particular risk factor.” The Trust continues to review internally how it orders risk disclosure in light of guidance from the Division of Investment Management and recent disclosure reform proposals.

Comment 4:	The Staff notes that “technology” is in the name of the Fund, please include a technology sector risk in the Fund’s principal risks.

Response:	The requested change has been made.

Comment 5:	The Staff notes that the Fund’s statutory prospectus includes disclosure about Asian Economic Risk; please include this risk disclosure in the Summary Prospectus.

Response:

The Trust respectfully submits that the Asian Economic Risk disclosure in the statutory prospectus is not a principal risk of the Fund that requires disclosure in the Fund’s summary prospectus. Because the Fund tracks an index that invests only in Chinese companies, the Trust believes that the principal geographic risks of the Fund’s contemplated investments are covered by the disclosure in the risk factor Risk of Investing in China. The Fund respectfully submits that the Asian Economic Risk disclosure is appropriately located in the statutory prospectus as more detailed disclosure relating to the Fund’s principal risks Reliance on Trading Partners Risk and Non-U.S. Securities Risk.

Comment 6:

The Fund’s statutory prospectus includes risk disclosure about variable interest entities (“VIEs”) with operations in China. Please confirm whether the Fund will invest significantly in shell companies with contractual relationships with VIEs.

Response:

The Fund will invest in companies with exposure to variable interest entity structures in approximately the same extent as such companies are included in the Fund’s Underlying Index. It is expected that such companies will make up a significant part of the Fund’s Underlying Index.

As we previously discussed with the Staff, the Trust has revised its disclosure regarding investing in companies with exposure to VIEs. A copy of the Trust’s revised Risk of Investing in China risk disclosure is attached hereto as Appendix A, which incorporates the previously discussed enhanced disclosure regarding VIEs.

Securities and Exchange Commission

December 16, 2021

Comment 7:

The Fund’s statement of additional information (“SAI”) includes disclosure in the section “Creation and Redemption of Creation Units” that indicates that the Fund “reserves the absolute right to reject or revoke a creation order” if, among other things:

(ii) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the Fund; (iii) the Deposit Securities delivered do not conform to the identity and number of shares specified, as described above; . . . [or] (vi) acceptance of the Fund Deposit would, in the discretion of the Fund or BFA, have an adverse effect on the Fund or the rights of beneficial owners

Please delete the italicized language copied above from the Fund’s SAI or explain the legal basis upon which the Fund may reserve the absolute right to reject or revoke a creation order if acceptance of the Fund Deposit would, in discretion of the Fund or BFA, have an adverse effect on the Fund or the rights of beneficial owners. Please consider in particular the discussion of creation and redemption transactions by the Commission in Exchange-Traded Funds, Investment Company Act Release No. 33,140, at 67-68 (June 28, 2018) [83 Fed. Reg. 37332] (the “Rule 6c-11 Proposing Release”). Please also provide examples of the circumstances in which the Fund would reject a creation order based upon the situation that either (i) an investor, upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the fund, or (ii) the Deposit Securities delivered do not conform to the identity and number of shares specified.

Response:

The Trust respectfully submits that the Fund’s ability to reject or revoke an individual creation order from an Authorized Participant in the circumstances specified in romanette (vi) above is consistent with the Commission’s discussion of creation and redemption transactions in the Rule 6c-11 Proposing Release, the Commission’s discussion of creation and redemption transactions in Exchange-Traded Funds, Investment Company Act Release No. 33,646 (Sept. 25, 2019) [84 Fed. Reg. 87110] (the “Rule 6c-11 Adopting Release”), and the longstanding policy of the Commission with regard to the operation of ETFs under the Investment Company Act of 1940, as amended (the “1940 Act”).

Securities and Exchange Commission

December 16, 2021

The Trust operated with relief from the same provisions of the 1940 Act for which Rule 6c-11 provides relief for the last 21 years. Prior to the adoption of Rule 6c-11, the Trust relied upon exemptive orders from the Commission that were based upon applications which included identical reservations to those listed above for a fund covered by such orders to reject a creation order.1 Consistent with the longstanding exemptive orders, the Commission stated in the Rule 6c-11 Proposing Release, and again in the Rule 6c-11 Adopting Release, that the conditions included in Rule 6c-11 “are based upon existing exemptive relief for ETFs, which [the Commission believes] has served to support an efficient arbitrage mechanism[.]”

In adopting Rule 6c-11 and despite having the opportunity to do so, the Commission did not condition the relief on eliminating the discretionary right of rejection of individual creation orders. As noted by the Staff, in the Rule 6c-11 Proposing Release at pages 67-68, the Commission discusses the extent to which an exchange-traded fund (“ETF”) may directly or indirectly suspend creations and redemptions and the effect that such a suspension would have on the arbitrage mechanism for the Fund.2 In this context, “suspension” is referring not to the rejection of individual orders, but instead to an across-the-board rejection of creation orders. The Commission states that an ETF may generally suspend the issuance of creation units “only for a limited time and only due to extraordinary circumstances” because “[a]n ETF that suspends the issuance or redemption of creation units indefinitely could cause a breakdown of the arbitrage mechanism[.]”3 The Commission also states that an ETF may only “suspend the redemption of creation units only in accordance with section 22(e) of the [1940] Act[.]”4 The Trust notes that rejecting individual creation orders does not implicate Section 22(e) of the 1940 Act as that provision only relates the right of redemption, not purchase orders.

The Trust believes that reserving the right to reject an individual creation order has not historically impaired the efficient operation of the arbitrage mechanism for the Trust’s series and that rejecting individual creation orders is consistent with the Commission’s understanding that the existing exemptive relief prior to Rule 6c-11 was consistent with an efficient arbitrage mechanism and with the best interests of fund shareholders.

[1]

The Trust’s original application for an order applicable to international equity funds included the condition that a fund may reject a purchase order transmitted to it by the fund’s distributor if “the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Trust or the Advisor, have an adverse effect on the Trust or on the rights of Beneficial Owners[.]” See Second Amended and Restated Application for an Order, as filed on May 11, 2000, as ordered by Barclays Global Fund Advisors, et al., Investment Company Act Release No. 24452 (May 12, 2000), as amended from time to time by subsequent applications and orders. The same condition was included in other applications for orders relied upon by funds in the BlackRock ETF fund complex, including: Barclays Global Fund Advisors, et al., Investment Company Act Release No. 24451 (May 12, 2000); Barclays Global Fund Advisors, et al., Investment Company Act Release No. 25622 (June 25, 2002); iShares Inc., et al., Investment Company Act Release No. 25215 (October 18, 2001); Barclays Global Fund Advisors, et al., Investment Company Act Release No. 27417 (June 23, 2006); iShares Trust, et al., Investment Company Act Release No. 29751 (January 24, 2011); and iShares Trust, et al., Investment Company Act Release No. 32268 (September 20, 2016).

Other registrants outside of the BlackRock fund complex relied on similar applications for relief, see: Amendment No. 1 to the Application for an Order, as filed on February 1, 2019, as ordered by Victory Capital Management Inc., et al., Investment Company Act Release No. 33390 (March 6, 2019).

[2]	See also Rule 6c-11 Adopting Release at 56-59.
[3]	See Rule 6c-11 Proposing Release at 67; see also Rule 6c-11 Adopting Release at 58, 56.
[4]	See Rule 6c-11 Proposing Release at 67; see also Rule 6c-11 Adopting Release at 57.

Securities and Exchange Commission

December 16, 2021

The Trust also notes that its discretionary authority is consistent with the general authority reserved by open-end mutual funds registered under the 1940 Act,5 and that a fund may reject any direct purchase order from a particular investor or, in the case of an ETF, an Authorized Participant, but continue to accept purchase orders from other investors or Authorized Participants. The Trust believes that an ETF should not be required to accept any particular creation order if, in the ETF’s or its investment adviser’s judgment, accepting that particular order would disadvantage the ETF or other holders of the ETF’s shares (for example, if an order were so large relative to the size of the market for the ETF’s underlying holdings that the Fund would be unable to satisfy it).

The Trust notes that, consistent with the Commission’s belief that suspension of creations and redemptions should be rare, because the Trust generally has an incentive to accept creation orders so that a fund increases in size, the Trust has rejected particular creation orders only in very rare circumstances.

With respect to the Fund’s ability to reject or revoke an individual creation order from an Authorized Participant in the circumstances specified in romanette (ii) above, the Trust may reject a creation order if the purchaser, alone or acting together with others, will own 80% or more of the outstanding shares of the Fund immediately after the transfer. With such a transfer, the Fund could receive a carryover tax basis in the Deposit Securities that differs from the market value of such securities pursuant to Section 351 of the Internal Revenue Code of 1986 and the regulations thereunder, which could have negative tax consequences for the Fund and its shareholders.

With respect to the Fund’s ability to reject or revoke an individual creation order from an Authorized Participant in the circumstances specified in romanette (iii) above, the Trust would reject a creation order if, for example, an Authorized Participant attempted to deliver securities for a creation order that differed from those that the Trust has specified as those that will be accepted in exchange for a creation unit.

*     *     *     *

[5]

See, e.g., Vanguard 500 Index Fund, a series of Vanguard Index Funds (485BPOS) (Apr. 29, 2021) (“Vanguard reserves the right to stop selling fund shares or to reject any purchase request at any time and without notice, including, but not limited to, purchases requested by exchange from another Vanguard fund.”); Franklin Custodian Funds (485BPOS) (Jan. 26, 2021) (“The Fund may restrict, reject or cancel any purchase orders, including an exchange request.”); Growth Fund of America (485BPOS) (Oct. 29, 2021) (“The fund and American Funds Distributors reserve the right to reject any purchase order for any reason.”).

Securities and Exchange Commission

December 16, 2021

Sincerely,

/s/ Anne C. Choe
Anne C. Choe

cc:	Deepa Damre Smith

Marisa Rolland

Jennifer Kerslake

Michael Gung

George Rafal

Luis Mora

Benjamin Haskin

Samuel Bolam

EXHIBIT A

DISCLOSURE REGARDING VARIABLE INTEREST ENTITIES

Summary Prospectus

Risk of Investing in China. Investments in Chinese securities, including certain Hong Kong-listed and U.S.-listed securities, subject the Fund to risks specific to China. China may be subject to considerable degrees of economic, political and social instability. China is an emerging market and demonstrates significantly higher volatility from time to time in comparison to developed markets. Over the last few decades, the Chinese government has undertaken reform of economic and market practices and has expanded the sphere of private ownership of property in China. However, Chinese markets generally continue to experience inefficiency, volatility and pricing anomalies resulting from governmental influence, a lack of publicly available information and/or political and social instability. Chinese companies are also subject to the risk that Chinese authorities can intervene in their operations and structure. Internal social unrest or confrontations with neighboring countries, including military conflicts in response to such events, may also disrupt economic development in China and result in a greater risk of currency fluctuations, currency non-convertibility, interest rate fluctuations and higher rates of inflation.

China has experienced security concerns, such as terrorism and strained international relations. Additionally, China is alleged to have participated in state-sponsored cyberattacks against foreign companies and foreign governments. Actual and threatened responses to such activity and strained international relations, including purchasing restrictions, sanctions, tariffs or cyberattacks on the Chinese government or Chinese companies, may impact China’s economy and Chinese issuers of securities in which the Fund invests. Incidents involving China’s or the region’s security may cause uncertainty in Chinese markets and may adversely affect the Chinese economy and the Fund’s investments. Export growth continues to be a major driver of China’s rapid economic growth. Reduction in spending on Chinese products and services, institution of additional tariffs or other trade barriers (including as a result of heightened trade tensions or a trade war between China and the U.S., or in response to actual or alleged Chinese cyber activity) or a downturn in any of the economies of China’s key trading partners may have an adverse impact on the Chinese economy.

Many Chinese companies listed on U.S. exchanges use variable interest entities or “VIEs” in their structure as a result of foreign ownership restrictions. In a VIE structure, a Chinese operating company establishes a shell company in another jurisdiction to issue stock to public shareholders. When a VIE structure is used by a Chinese company to list its stock in the U.S., instead of owning the equity securities of the Chinese company, the U.S.-listed shell company directly or indirectly enters into contracts with the Chinese operating company under Chinese law. These contracts provide the U.S.-listed shell company with only economic exposure to the Chinese company. Intervention by the Chinese government with respect to VIE structures or the non-enforcement of VIE-related contractual rights could significantly affect the operating company’s business in China, the enforceability of the U.S.-listed shell company’s contractual arrangements with the Chinese company and the value of the U.S.-listed stock. Any change in the operations of entities in a VIE structure, the status of VIE contractual arrangements or the legal or regulatory environment in China could result in significant losses to the Fund.

Chinese companies, including Chinese companies that are listed on U.S. exchanges, are not subject to the same degree of regulatory requirements, accounting standards or auditor oversight as companies in more developed countries. As a result, information about the Chinese securities in which the Fund invests may be less reliable or complete. Chinese companies with securities listed on U.S. exchanges may be delisted if they do not meet U.S. accounting standards and auditor oversight requirements, which would significantly decrease the liquidity and value of the securities. There may be significant obstacles to obtaining information necessary for investigations into or litigation against Chinese companies, and shareholders may have limited legal remedies. The Fund is not actively managed and does not select investments based on investor protection considerations.

Statutory Prospectus

Risk of Investing in China. Investments in Chinese securities, including certain Hong Kong-listed and U.S.-listed securities, subject the Fund to risks specific to China. The Chinese economy is subject to a considerable degree of economic, political and social instability.

Political and Social Risk. The Chinese government is authoritarian and has periodically used force to suppress civil dissent. Disparities of wealth and the pace of economic liberalization may lead to social turmoil, violence and labor unrest. In addition, China continues to experience disagreements related to integration with Hong Kong and religious and nationalist disputes in Tibet and Xinjiang. There is also a greater risk in China than in many other countries of currency fluctuations, currency non-convertibility, interest rate fluctuations and higher rates of inflation as a result of internal social unrest or conflicts with other countries. Unanticipated political or social developments may result in sudden and significant investment losses. China’s growing income inequality, rapidly aging population and significant environmental issues also are factors that may affect the Chinese economy.

Government Control and Regulations. The Chinese government has implemented significant economic reforms in order to liberalize trade policy, promote foreign investment in the economy, reduce government control of the economy and develop market mechanisms. There can be no assurance that these reforms will continue or that they will be effective. Despite recent reform and privatizations, government control over certain sectors or enterprises and significant regulation of investment and industry is still pervasive, including restrictions on investment in companies or industries deemed to be sensitive to particular national interests, trading of securities of Chinese issuers, foreign ownership of Chinese corporations and/or the repatriation of assets by foreign investors. Limitations or restrictions on foreign ownership of securities may have adverse effects on the liquidity and performance of the Fund and could lead to higher tracking error. Chinese government intervention in the market may have a negative impact on market sentiment, which may in turn affect the performance of the Chinese economy and the Fund’s investments. Chinese markets generally continue to experience inefficiency, volatility and pricing anomalies that may be connected to governmental influence, lack of publicly available information, and political and social instability. Chinese companies, such as those in the financial services or technology sectors, and potentially other sectors in the future, are also subject to the risk that Chinese authorities can intervene in their operations and structure, which may negatively affect the value of the Fund’s investments.

Economic Risk. The Chinese economy has grown rapidly in the recent past, and there is no assurance that this growth rate will be maintained. In fact, the Chinese economy may experience a significant slowdown as a result of, among other things, a deterioration in global demand for Chinese exports, as well as a contraction in spending on domestic goods by Chinese consumers. In addition, China may experience substantial rates of inflation or economic recessions, which would have a negative effect on its economy and securities market. Delays in enterprise restructuring, slow development of well-functioning financial markets and widespread corruption have also hindered the performance of the Chinese economy. China continues to receive substantial pressure from trading partners to liberalize official currency exchange rates. Reduction in spending on Chinese products and services, institution of additional tariffs or other trade barriers (including as a result of heightened trade tensions between China and the U.S. or in response to actual or alleged Chinese cyber activity) or a downturn in any of the economies of China’s key trading partners may have an adverse impact on the Chinese economy and the Chinese issuers of securities in which the Fund invests. For example, the U.S. has added certain foreign technology companies to the U.S. Department of Commerce’s Bureau of Industry and Security’s “Entity List,” which is a list of companies believed to pose a national security risk to the U.S. Actions like these may have unanticipated and disruptive effects on the Chinese economy. Any such response that targets Chinese financial markets or securities exchanges could interfere with orderly trading, delay settlement or cause market disruptions.

Expropriation Risk. The Chinese government maintains a major role in economic policymaking, and investing in China involves risk of loss due to expropriation, nationalization, confiscation of assets and property or the imposition of restrictions on foreign investments and on repatriation of capital invested.

Security Risk. China has strained international relations with Taiwan, India, Russia and other neighbors due to territorial disputes, historical animosities, defense concerns and other security concerns. Additionally, China is alleged to have participated in state-sponsored cyberattacks against foreign companies and foreign governments. Actual and threatened responses to such activity and strained international relations, including purchasing restrictions, sanctions, tariffs or cyberattacks on the Chinese government or Chinese companies, may impact China’s economy and Chinese issuers of securities in which the Fund invests. Relations between China’s Han ethnic majority and other ethnic groups in China, including Tibetans and Uighurs, are also strained and have been marked by protests and violence. These situations may cause uncertainty in the Chinese market and may adversely affect the Chinese economy. In addition, conflict on the Korean Peninsula could adversely affect the Chinese economy.

Chinese Equity Markets. The Fund invests in Chinese securities, including H-shares, A-shares, B-shares, Red-Chips and/or P-Chips. The issuance of B-shares and H-shares by Chinese companies and the ability to obtain a “back-door listing” through Red-Chips or P-Chips is still regarded by the Chinese authorities as an experiment in economic reform. “Back-door listing” is a means by which a mainland Chinese company issues Red-Chips or P-Chips to obtain quick access to international listing and international capital. These share mechanisms are subject to the political and economic policies in China.

U.S.-Listed Chinese Companies. The Fund may also invest in securities issued by Chinese companies listed on U.S. exchanges, such as American Depositary Receipts (“ADRs”) or U.S.- listed companies with variable interest entity (“VIE”) structures, which are subject to the investment risks of an associated China-based operating company as well as special risks. In a VIE structure, a Chinese operating company establishes a shell company in another jurisdiction to issue stock to public shareholders. Because the Chinese government restricts foreign investment in certain industries, many Chinese companies use VIE structures to access foreign capital markets and, in particular, to list their securities on U.S. exchanges. VIE structures add significant complexity to an issuer’s corporate structure and organization. In a VIE structure, a Chinese-owned operating company enters into complex contractual arrangements with a foreign shell company or its wholly owned subsidiary, and the foreign shell company is listed on a U.S. exchange. The contractual arrangements provide the U.S.-listed shell company with economic exposure to the Chinese operating company and permit the U.S.-listed shell company to consolidate the Chinese operating company into its financial statements. However, the U.S.-listed shell company has no equity interest in the Chinese operating company and no material operations of its own.

VIE structures are subject to legal and regulatory uncertainties and risks. Intervention by the Chinese government with respect to VIE structures or the non-enforcement of VIE-related contractual rights could significantly affect the operating company’s business in China, the enforceability of the U.S.-listed shell company’s contractual arrangements with the Chinese company and the value of the U.S.-listed stock. Intervention by the Chinese government could include nationalization of the Chinese operating company, confiscation of its assets, restrictions on its operations or constraints on the use of VIE structures. In addition, because the Chinese operating company is not owned, directly or indirectly, by the U.S.-listed shell company, the shell company cannot control the Chinese operating company and must rely on the operating company to perform its contractual obligations in order for the U.S.-listed company to receive economic benefits. If the operating company or its Chinese shareholders fail to perform their contractual obligations, the resulting dispute would be governed by Chinese law, and remedies available to the U.S.-listed shell company are uncertain and could be ineffective. Any change in the operations of entities in a VIE structure, the status of VIE contractual arrangements or the legal or regulatory environment in China could result in significant losses to the Fund.

Hong Kong Political Risk. Hong Kong reverted to Chinese sovereignty on July 1, 1997 as a Special Administrative Region (“SAR”) of the People’s Republic of China (“PRC”) under the principle of “one country, two systems.” Although China is obligated to maintain the current capitalist economic and social system of Hong Kong through June 30, 2047, the continuation of economic and social freedoms enjoyed in Hong Kong is dependent on the government of China. Since 1997, there have been tensions between the Chinese government and many people in Hong Kong who perceive China as tightening control over Hong Kong’s semi-autonomous liberal political, economic, legal and social framework. Recent protests and unrest have increased tensions even further. Due to the interconnected nature of the Hong Kong and Chinese economies, this instability in Hong Kong may cause uncertainty in the Hong Kong and Chinese markets. In addition, the Hong Kong dollar trades at a fixed exchange rate in relation to (or is “pegged” to) the U.S. dollar, which has contributed to the growth and stability of the Hong Kong economy. However, it is uncertain how long the currency peg will continue or what effect the establishment of an alternative exchange rate system would have on the Hong Kong economy. Because the Fund’s NAV is denominated in U.S. dollars, the establishment of an alternative exchange rate system could result in a decline in the Fund’s NAV.

Limited Information and Legal Remedies. Chinese companies, including Chinese companies that are listed on U.S. exchanges, are not subject to the same degree of regulatory requirements, accounting standards or auditor oversight as companies in more developed countries. As a result, information about the Chinese securities in which the Fund invests may be less reliable or complete. Chinese companies with securities listed on U.S. exchanges may be delisted if they do not meet U.S. accounting standards and auditor oversight requirements, which would significantly decrease the liquidity and value of the securities. There may be significant obstacles to obtaining information necessary for investigations into or litigation against Chinese companies, and shareholders may have limited legal remedies. The Fund is not actively managed and does not select investments based on investor protection considerations.

Statement of Additional Information

Risk of Investing in China. Investments in securities of companies domiciled in China involve a high degree of risk and special considerations not typically associated with investing in the U.S. securities markets. Such heightened risks include, among others, an authoritarian government, popular unrest associated with demands for improved political, economic and social conditions, the impact of regional conflict on the economy and hostile relations with neighboring countries.

Military conflicts, either in response to internal social unrest or conflicts with other countries, could disrupt economic development. The Chinese economy is vulnerable to the long-running disagreements and religious and nationalist disputes with Tibet and the Xinjiang region. Since 1997, there have been tensions between the Chinese government and many people in Hong Kong who perceive China as tightening control over Hong Kong’s semi-autonomous liberal political, economic, legal, and social framework. Recent protests and unrest have increased tensions even further. Due to the interconnected nature of the Hong Kong and Chinese economies, this instability in Hong Kong may cause uncertainty in the Hong Kong and Chinese markets. China has a complex territorial dispute regarding the sovereignty of Taiwan and has made threats of invasion. Taiwan-based companies and individuals are significant investors in China. Military conflict between China and Taiwan may adversely affect securities of Chinese issuers. In addition, China has strained international relations with Japan, India, Russia and other neighbors due to territorial disputes, historical animosities and other defense concerns. Additionally, China is alleged to have participated in state-sponsored cyberattacks against foreign companies and foreign governments. Actual and threatened responses to such activity and strained international relations, including purchasing restrictions, sanctions, tariffs or cyberattacks on the Chinese government or Chinese companies, may impact China’s economy and Chinese issuers of securities in which a Fund invests. China could be affected by military events on the Korean peninsula or internal instability within North Korea. These situations may cause uncertainty in the Chinese market and may adversely affect the performance of the Chinese economy.

The Chinese government has implemented significant economic reforms in order to liberalize trade policy, promote foreign investment in the economy, reduce government control of the economy and develop market mechanisms. However, there can be no assurance that these reforms will continue or that they will be effective. Despite reforms and privatizations of companies in certain sectors, the Chinese government still exercises substantial influence over many aspects of the private sector and may own or control many companies. Chinese companies, such as those in the financial services or technology sectors, and potentially other sectors in the future, are subject to the risk that Chinese authorities can intervene in their operations and structure. The Chinese government continues to maintain a major role in economic policymaking, and investing in China involves risk of loss due to expropriation, nationalization, confiscation of assets and property or the imposition of restrictions on foreign investments and on repatriation of capital invested.

In addition, there is less regulation and monitoring of Chinese securities markets and the activities of investors, brokers and other participants than in the U.S. Accordingly, issuers of securities in China, including Chinese companies that are listed on U.S. exchanges, are not subject to the same degree of regulation as are U.S. issuers with respect to such matters as insider trading rules, tender offer regulation, accounting standards or auditor oversight, stockholder proxy requirements and the requirements mandating timely and accurate disclosure of information. Securities markets in China are in the process of change and further development. This may lead to trading volatility, difficulty in the settlement and recording of transactions and difficulty in interpreting and applying the relevant regulation.

The Chinese government has taken positions that prevent the U.S. Public Company Accounting Oversight Board (“PCAOB”) from inspecting the audit work and practices of accounting firms in mainland China and Hong Kong for compliance with U.S. law and professional standards. Audits performed by PCAOB-registered accounting firms in mainland China and Hong Kong may be less reliable than those performed by firms subject to PCAOB inspection. Accordingly, information about the Chinese securities in which the Funds invest may be less reliable or complete. Under amendments to the Sarbanes-Oxley Act enacted in December 2020, which requires that the PCAOB be permitted to inspect the accounting firm of a U.S.-listed Chinese issuer, Chinese companies with securities listed on U.S. exchanges may be delisted if the PCAOB is unable to inspect the accounting firm.

There may be significant obstacles to obtaining information necessary for investigations into or litigation against Chinese companies, and shareholders may have limited legal remedies. The Funds are not actively managed and do not select investments based on investor protection considerations.

While the Chinese economy has experienced past periods of rapid growth, there is no assurance that such growth rates will recur. China may experience substantial rates of inflation or economic recessions, causing a negative effect on the economy and securities market. China’s economy is heavily dependent on export growth. Reduction in spending on Chinese products and services, institution of additional tariffs or other trade barriers (including as a result of heightened trade tensions between China and the U.S. or in response to actual or alleged Chinese cyber activity) or a downturn in any of the economies of China’s key trading partners may have an adverse impact on the Chinese economy and the Chinese issuers of securities in which a Fund invests. For example, the U.S. has added certain foreign technology companies to the U.S. Department of Commerce’s Bureau of Industry and Security’s “Entity List,” which is a list of companies believed to pose a national security risk to the U.S. Actions like these may have unanticipated and disruptive effects on the Chinese economy. Any such response that targets Chinese financial markets or securities exchanges could interfere with orderly trading, delay settlement or cause market disruptions.

The tax laws and regulations in the People’s Republic of China (“PRC”) are subject to change, including the issuance of authoritative guidance or enforcement, possibly with retroactive effect. The interpretation, applicability and enforcement of such laws by PRC tax authorities are not as consistent and transparent as those of more developed nations, and may vary over time and from region to region. The application and enforcement of PRC tax rules could have a significant adverse effect on a Fund and its investors, particularly in relation to capital gains withholding tax imposed upon non-residents. In addition, the accounting, auditing and financial reporting standards and practices applicable to Chinese companies may be less rigorous, and may result in significant differences between financial statements prepared in accordance with the PRC accounting standards and practice and those prepared in accordance with international accounting standards.

Additional Risks Associated with U.S.-Listed Chinese Companies

A Fund may also invest in securities issued by Chinese companies listed on U.S. exchanges, such as ADRs or U.S.-listed companies with a variable interest entity (“VIE”) structure, which are subject to the investment risks of an associated China-based operating company. In a VIE, a Chinese operating company establishes a shell company in another jurisdiction to issue stock to public shareholders. Because the Chinese government restricts foreign investment in certain industries, many Chinese companies use VIE structures to access foreign capital markets and, in particular, to list their securities on U.S. exchanges.

VIE structures add significant complexity to an issuer’s corporate structure and organization. In a VIE structure, a Chinese-owned operating company enters into complex direct or indirect contractual arrangements with a foreign shell company domiciled in a foreign jurisdiction, such as the U.S. or the Cayman Islands. The foreign shell company, which has no operations of its own, acts as a holding company for the contractual arrangements with the Chinese operating company under Chinese law. The foreign shell company is listed on a U.S. exchange. The contractual arrangements provide the U.S.-listed shell company with economic exposure to the Chinese operating company and permit the shell company to consolidate the Chinese operating company into its financial statements. However, the U.S.-listed shell company has no equity interest in the Chinese operating company. Because the Chinese operating company is not owned, directly or indirectly, by the U.S.-listed shell company, the shell company cannot control the Chinese operating company and must rely on the operating company to perform its contractual obligations in order for the U.S.-listed company to receive economic benefits. Although the contractual arrangements may aim to permit the U.S.-listed shell company to exercise control over the Chinese operating company, they may not be as effective for exerting control as equity ownership would be.

VIE structures are subject to legal and regulatory uncertainties and risks. The Chinese government has not taken a direct position that VIE structures are permissible under the foreign ownership restrictions on Chinese companies and has imposed certain regulatory requirements, such as anti-monopoly reviews. China’s highest court has declared contracts similar to those used in VIE structures to be illegal. Intervention by the Chinese government with respect to VIE structures or the non-enforcement of VIE-related contractual rights could significantly affect the business of the Chinese operating company, the enforceability of the U.S.-listed shell company’s contractual arrangements with the Chinese company and the value of the U.S.-listed stock.

Actions by Chinese authorities could include revoking the business licenses of Chinese operating companies with VIE structures, imposing fines or penalties, confiscating income or assets, nationalizing the Chinese operating company, discontinuing or restricting operations in China, requiring changes to corporate structuring and contractual arrangements, prohibiting the use of proceeds from overseas financing or otherwise taking adverse regulatory or enforcement actions. In addition, if Chinese tax authorities find that related-party transactions among certain entities in a VIE structure were not conducted on an arm’s-length basis, they may limit or disallow tax credits or may impose interest and penalties on taxes due.

If the interests of the Chinese shareholders of an operating company with a VIE structure conflict with the interests of the associated U.S.-listed shell company, the shareholders of the Chinese operating company may cause the operating company to breach, or refuse to renew, the contractual arrangements with the U.S.-listed shell company. Such a breach or non-renewal would significantly affect the value of the U.S.-listed shell company. If a Chinese operating company or its Chinese shareholders fail to perform their VIE-related contractual obligations, the resulting dispute would be governed by Chinese law, and remedies available to the U.S.-listed shell company are uncertain and could be ineffective. A U.S.-listed shell company may expend substantial resources attempting to enforce the arrangements, which may impair the value of a Fund’s holdings. Enforcement of the VIE contractual arrangements may be subject to arbitration in China. The arbitration system in China is less developed than in the U.S., and the results of arbitration may create uncertainty and it may be difficult to enforce legal rights.

Any change in the operations of entities in a VIE structure, the status of VIE contractual arrangements or the legal or regulatory environment in China could result in significant losses to a Fund with investments in Chinese issuers listed on U.S. exchanges.

Risk of Investing in the Chinese Equity Markets. Certain Funds may invest in H-shares (securities of companies incorporated in the PRC that are denominated in Hong Kong dollars and listed on the Stock Exchange of Hong Kong (“SEHK”)), A-shares (securities of companies incorporated in the PRC that are denominated in renminbi and listed on the Shanghai Stock Exchange (“SSE”) and the Shenzhen Stock Exchange (“SZSE”)) and/or B-shares (securities of companies incorporated in the PRC that are denominated in U.S. dollars (in the case of the SSE) or Hong Kong dollars (in the case of the SZSE) and listed on the SSE and the SZSE). Certain Funds may also invest in certain Hong Kong-listed securities known as Red-Chips (securities issued by companies that are incorporated in certain foreign jurisdictions and that are controlled, directly or indirectly, by entities owned by the national government or local governments in the PRC and derive substantial revenues from or allocate substantial assets in the PRC) and P-Chips (securities issued by companies that are incorporated in certain foreign jurisdictions and that are controlled, directly or indirectly, by individuals in the PRC and derive substantial revenues from or allocate substantial assets in the PRC).

Securities listed on the SSE or the SZSE are divided into two classes: A-shares, which are mostly limited to domestic investors, and B-shares, which are allocated for both international and domestic investors. The A-shares market is generally subject to greater government restrictions, including trading suspensions, which may lead to increased liquidity risks. The B-shares market is generally smaller and less liquid and has a smaller issuer base than the A-shares market, which may lead to significant price volatility. B-shares, H-shares, P-Chips or Red-Chips of issuers that also issue A-shares may trade at significant discounts to their A-shares counterparts. The issuance of B-shares and H-shares by Chinese companies and the ability to obtain a “back-door listing” through Red-Chips or P-Chips is still regarded by the Chinese authorities as an experiment in economic reform. “Back-door listing” is a means by which a mainland Chinese company issues Red-Chips or P-Chips to obtain quick access to international listing and international capital. These share mechanisms are subject to the political and economic policies in China. Market developments, adverse investor perceptions, regulatory and government intervention (including the possibility of widespread trading suspensions implemented by regulators) and other factors may make it difficult to acquire, dispose of or value Chinese securities, which would lead to adverse effects to a Fund.

Risk of Investing in A-shares through Stock Connect.

The Funds may invest in A-shares through the Shanghai-Hong Kong Stock Connect program (“Shanghai Connect”) or the Shenzhen-Hong Kong Stock Connect program (“Shenzhen Connect,” and together with Shanghai Connect, “Stock Connect”). Stock Connect is a securities trading and clearing program with an aim to achieve mutual stock market access between the PRC and Hong Kong. Stock Connect was developed by Hong Kong Exchanges and Clearing Limited, the SSE (in the case of Shanghai Connect) or the SZSE (in the case of Shenzhen Connect), and China Securities Depository and Clearing Corporation Limited (“CSDCC”). Under Stock Connect, a Fund’s trading of eligible A-shares listed on the SSE or the SZSE, as applicable, would be effectuated through its Hong Kong brokers. Investing in A-shares through Stock Connect is subject to trading, clearance, settlement and other procedures, which could pose risks to a Fund.

Although no individual investment quotas or licensing requirements apply to investors in Stock Connect, trading through Stock Connect is subject to a daily quota (the “Daily Quota”), which limits the maximum net purchases under Stock Connect each day. The Daily Quota does not belong to a Fund and is utilized on a first-come-first-serve basis. As such, buy orders for A-shares would be rejected once the Daily Quota is exceeded (although a Fund will be permitted to sell A-shares regardless of the Daily Quota balance). The Daily Quota may restrict a Fund’s ability to invest in A-shares through Stock Connect on a timely basis, which could affect the Fund’s ability to effectively pursue its investment strategy. The Daily Quota is also subject to change.

A-shares purchased through Stock Connect generally may only be sold or otherwise transferred through Stock Connect and in accordance with applicable rules. In order to comply with applicable local market rules and to facilitate orderly operations of a Fund, including the timely settlement of Stock Connect trades placed by or on behalf of the Fund, BFA utilizes an operating model that will only be used by iShares ETFs with investments in A-shares through Stock Connect. Such operating model may reduce the risks of trade failures; however, it will also allow Stock Connect trades to be settled without the prior verification by a Fund. Accordingly, this operating model may subject a Fund to additional risks, including an increased risk of inadvertently exceeding certain trade or other restrictions or limits placed on the Fund and/or its affiliates, and a heightened risk of erroneous trades, which may negatively impact the Fund.

While A-shares must be designated as eligible to be traded through Stock Connect (such eligible A-shares listed on the SSE, the “SSE Securities,” and such eligible A-shares listed on the SZSE, the “SZSE Securities”), those A-shares may also lose such designation, and if this occurs, such A-shares may be sold but could no longer be purchased through Stock Connect. With respect to sell orders through Stock Connect, the SEHK carries out pre-trade checks to ensure an investor has sufficient A-shares in its account before the market opens on the trading day. Accordingly, if there are insufficient A-shares in an investor’s account before the market opens on the trading day, the sell order will be rejected, which may adversely impact a Fund’s performance.

In addition, Stock Connect operates only on days when both the Chinese and the Hong Kong markets are open for trading and when banking services are available in both markets on the corresponding settlement days. Therefore, an investment in A-shares through Stock Connect may subject a Fund to the risk of price fluctuations on days when the Chinese markets are open, but Stock Connect is not trading. Each of the SEHK, SSE and SZSE reserves the right to suspend trading through Stock Connect under certain circumstances. Where such a suspension of trading is effected, a Fund’s ability to access A-shares through Stock Connect will be adversely affected. In addition, if one or both of the Chinese and Hong Kong markets are closed on a U.S. trading day, a Fund may not be able to acquire or dispose of A-shares through Stock Connect in a timely manner, which could adversely affect the Fund’s performance.

A Fund’s investments in A-shares through Stock Connect are held by its custodian in accounts in the Central Clearing and Settlement System (“CCASS”) maintained by the Hong Kong Securities Clearing Company Limited (“HKSCC”), which in turn holds the A-shares, as the nominee holder, through an omnibus securities account in its name registered with the CSDCC. The precise nature and rights of a Fund as the beneficial owner of the SSE Securities or SZSE Securities through HKSCC as nominee is not well defined under PRC law. There is a lack of a clear definition of, and distinction between, legal ownership and beneficial ownership under PRC law and there have been few cases involving a nominee account structure in the PRC courts. The exact nature and methods of enforcement of the rights and interests of a Fund under PRC law is also uncertain. In the unlikely event that HKSCC becomes subject to winding up proceedings in Hong Kong, there is a risk that the SSE Securities or SZSE Securities may not be regarded as held for the beneficial ownership of a Fund or as part of the general assets of HKSCC available for general distribution to its creditors.

Notwithstanding the fact that HKSCC does not claim proprietary interests in the SSE Securities or SZSE Securities held in its omnibus stock account in the CSDCC, the CSDCC as the share registrar for SSE- or SZSE-listed companies will still treat HKSCC as one of the shareholders when it handles corporate actions in respect of such SSE Securities or SZSE Securities. HKSCC monitors the corporate actions affecting SSE Securities and SZSE Securities and keeps participants of CCASS informed of all such corporate actions that require CCASS participants to take steps in order to participate in them. A Fund will therefore depend on HKSCC for both settlement and notification and implementation of corporate actions.

The HKSCC is responsible for the clearing, settlement and provision of depositary, nominee and other related services of the trades executed by Hong Kong market participants and investors. Accordingly, investors do not hold SSE Securities or SZSE Securities directly; rather, they are held through their brokers’ or custodians’ accounts with CCASS. The HKSCC and the CSDCC establish clearing links and each has become a participant of the other to facilitate clearing and settlement of cross-border trades. Should CSDCC default and the CSDCC be declared as a defaulter, HKSCC’s liabilities in Stock Connect under its market contracts with clearing participants will be limited to assisting clearing participants in pursuing their claims against the CSDCC. In that event, a Fund may suffer delays in the recovery process or may not be able to fully recover its losses from the CSDCC.

Market participants are able to participate in Stock Connect subject to meeting certain information technology capability, risk management and other requirements as may be specified by the relevant exchange and/or clearing house. Further, the “connectivity” in Stock Connect requires the routing of orders across the borders of Hong Kong and the PRC. This requires the development of new information technology systems on the part of the SEHK and exchange participants. There is no assurance that these systems will function properly or will continue to be adapted to changes and developments in both markets. In the event that the relevant systems fail to function properly, trading in A-shares through Stock Connect could be disrupted, and a Fund’s ability to achieve its investment objective may be adversely affected.

The Shanghai Connect program, launched in November 2014, and the Shenzhen Connect program, launched in December 2016, do not have an extensive operating history. Stock Connect is subject to regulations promulgated by regulatory authorities and implementation rules made by the stock exchanges in the PRC and Hong Kong. There is no certainty as to how the current regulations will be applied or interpreted going forward, and new or revised regulations may be issued from time to time by the regulators and stock exchanges in China and Hong Kong in connection with operations, legal enforcement and cross-border trades under Stock Connect. In addition, there can be no assurance that Stock Connect will not be discontinued. A Fund may be adversely affected as a result of such changes. Furthermore, the securities regimes and legal systems of China and Hong Kong differ significantly and issues may arise based on these differences. Further, different fees, costs and taxes are imposed on foreign investors acquiring A-shares through Stock Connect, and these fees, costs and taxes may be higher than comparable fees, costs and taxes imposed on owners of other Chinese securities providing similar investment exposure.

A-Share Market Suspension Risk.

A-shares may only be bought from, or sold to, a Fund at times when the relevant A-shares may be sold or purchased on the relevant Chinese stock exchange. The A-shares market can have a higher propensity for trading suspensions than many other global equity markets. Trading suspensions in certain stocks could lead to greater market execution risk, valuation risks and liquidity risks and costs for a Fund, as well as for Authorized Participants that create and redeem Creation Units of the Fund. The SSE and SZSE currently apply a daily limit, set at 10%, of the amount of fluctuation permitted in the prices of A-shares during a single trading day. The daily limit refers to price movements only and does not restrict trading within the relevant limit. There can be no assurance that a liquid market on an exchange will exist for any particular A-share or for any particular time. This could increase a Fund’s tracking error and/or cause a Fund to trade in the market at greater bid-ask spreads or greater premiums or discounts to the Fund’s NAV. Given that the A-shares market is considered volatile and unstable (with the risk of widespread trading suspensions or government intervention), the creation and redemption of Creation Units may also be disrupted.

A-11